Exhibit 12.1
Newfield Exploration Company
Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends

	For the
	Nine
	Months
	Ended	For the Year Ended December 31,
(Dollars in Millions)	September 30, 2009	2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations	$(1,067)	$(535)	$294	$956	$545	$518

Fixed charges:
Interest expense, including debt issue amortization	56	52	55	43	26	32
Capitalized interest	39	60	47	44	46	26
Interest portion of rent expense	2	3	2	1	2	1

Total fixed charges before preferred dividend requirements	97	115	104	88	74	59

Preferred dividend requirements	—	—	—	—	—	—

Total fixed charges and preferred dividend requirements	$97	$115	$104	$88	$74	$59

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$(1,009)	$(480)	$351	$1,000	$573	$551
Earnings (loss) before fixed charges (excludes capitalized interest)	(1,009)	(480)	351	1,000	573	551
Ratio of earnings (loss) to fixed charges	— (1)	— (1)	3.4 x	11.3 x	7.8 x	9.3 x
Ratio of earnings (loss) to fixed charges plus preferred dividends (2)	— (1)	— (1)	3.4 x	11.3 x	7.8 x	9.3 x
Fixed charges consist of interest (both expensed and capitalized) and an estimated interest component of rent expense, which management believes is a reasonable approximation of the interest factor.

(1)	Earnings for 2008 and the nine months ended September 30, 2009 were insufficient to cover fixed charges by $595 million and $1.1 billion, respectively, due to non-cash charges of $1.9 billion and $1.3 billion, respectively, primarily associated with ceiling test writedowns in the respective periods.

(2)	No dividends accrued on any outstanding shares of preferred stock during the periods presented.